Charlotte's Closet, LLC
Statement of Cash Flows
(unaudited)

		For the period from February 22, 2016 (inception) to December 31, 2016
Cash flows from operating activities:		
Net loss	$	(570,778)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation & amortization expense		51,537
Change in operating assets and liabilities:		
Accounts payable and accrued expenses		9,206
Other current assets		(991)
Net cash used in operating activities		(511,026)
Cash flows from investing activities:		
Purchases of rental assets		(230,030)
Purchases of website development costs		(70,364)
Net cash used in investing activities		(300,394)
Cash flows from financing activities:		
Proceeds from issuance of member interests		1,010,996
Net cash provided by financing activities		1,010,996
Net increase in cash		199,576
Cash at beginning of period		-
Cash at end of period	$	199,576
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$	-
Income taxes	$	-
Assets acquired for membership units	$	99,738

See independent accountants' review report
The accompanying notes are an integral part of these financial statements